Mail Stop 4561

January 24, 2008

Robert W. Shaw
Chief Executive Officer
ArcSight, Inc.
5 Results Way
Cupertino, California 95014

> Re: **ArcSight, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed on January 22, 2008**
>   **File No. 333-145974**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Prospectus Summary, page 1

1.   We note that you have revised upward the market data figures from IDC appearing in the last full paragraph on page 1. Please tell us whether these revised figures are from reports issued by IDC subsequent to those which you have already furnished to us supplementally. If so, please provide the dates of the underlying reports, as well as copies of the reports themselves, marked to show where in the reports these new figures appear. Also, please tell us whether any subsequent reports were prepared for you.

Principal and Selling Stockholders, page 109

2.   You have added disclosure regarding selling stockholders. With respect to each selling stockholder entity that is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, please disclose the natural person or persons who exercise the voting and dispositive powers with respect to the shares to be offered for resale.

Part II. Information not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

3.   On January 16, 2008, you filed a Form D relating to a Rule 506 offering of
        Series B Preferred Stock Warrants. Please tell us more about this offering and
        direct us to the relevant disclosure in this item.

        As appropriate, please amend your registration statement in response to these
comments. Please provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. We may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact David W. Edgar at (202) 551-3459 or Christine E. Davis at
(202) 551- 3408 if you have questions regarding comments on the financial statements
and related matters. Please address all other questions to David L. Orlic at
(202) 551-3503, or, if you require further assistance, to me at (202) 551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via facsimile: (650) 938-5200
        David A. Bell, Esq.
        Fenwick & West LLP